June 24, 2009

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Mr. Jeffrey D. Kastner
Chief Financial Officer
Flanigan's Enterprises, Inc.
5059 N. E. 18th Ave
Fort Lauderdale, Florida 33334

RE: Flanigan's Enterprises, Inc. ("The Company")
File # 1-06836
Form 8-K filed on June 5, 2009

Dear Ms. Kastner:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Effie Simpson
Staff Accountant